Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
AMC Entertainment Holdings, Inc.:

We consent to the use of our report dated August 27, 2013 with respect to the consolidated balance sheets of AMC Entertainment Holdings, Inc. as of December 31, 2012 and March 29, 2012, and the related consolidated statements of operations, comprehensive earnings (loss), stockholders’ equity, and cash flows for the August 31, 2012 to December 31, 2012 period, the 22-week period ended August 30, 2012, and each of the 52-week periods ended March 29, 2012 and March 31, 2011, included in this registration statement on Form S-1 and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Kansas City, Missouri
December 2, 2013